Filed pursuant to Rule 433
December 3, 2007
Relating to Preliminary Pricing Supplement No.384 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Principal Protected NOTES
Preliminary Pricing Sheet – December 3, 2007
24 MONTH YIELD DISCOVERY NOTES LINKED TO THE CURRENT COMPONENTS OF THE DOW JONES 10 INDEXSM 100% PRINCIPAL PROTECTION DUE DECEMBER 28, 2009
Offering Period: December 3, 2007 to December 21, 2007
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	Twenty-Four Month 100% Principal Protected Notes Linked to the Current Components of the Dow Jones 10 IndexSM due December 28, 2009 (the “Securities”)
Underlying Basket:	The 10 Common Stocks included in the Dow Jones 10 IndexSM* namely:
	Stock	Bloomberg Code	Currency	Weight
	Altria Group, Inc.	MO	USD	10%
	AT&T Inc.	T	USD	10%
	Citigroup Inc.	C	USD	10%
	E.I. du Pont de Nemours and Company	DD	USD	10%
	General Electric Company	GE	USD	10%
	General Motors Corporation	GM	USD	10%
	JPMorgan Chase & Co.	JPM	USD	10%
	Merck & Co. Inc.	MRK	USD	10%
	Pfizer Inc.	PFE	USD	10%
	Verizon Communications Inc.	VZ	USD	10%

*The Dow 10 is a market index constructed as a subset of the Dow Jones Industrial Average. Of the 30 stocks in the Industrial Average, the ten with the highest dividend yield during the 12-month period ending in December (Two days prior to the last trading day of the year) are selected as Dow 10 components. We refer to each of the common stocks comprising the Underlying Basket as a basket stock.

Coupon:	None. The Securities do not pay interest.
Denomination/Principal:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	100%. Any additional payment at maturity is dependent on the basket return.
Payment at Maturity:
The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Basket as follows:
• If the basket return is positive, we will pay you an amount in cash equal to the sum of $1,000 + ($1,000 x basket return).
• If the basket return is zero or negative, we will pay you $1,000.

Basket Return:	The sum of the capped stock returns for each basket stock times the weight assigned to such basket stock.
Stock Return:	For each basket stock, the percentage change in its price per share calculated as follows: Final Stock Price – Initial Stock Price Initial Stock Price
Capped Stock Return:	For each basket stock, the lesser of (i) the stock return and (ii) 16.50%.
Initial Stock Price:
For each basket stock, the closing price per share of such basket stock on the pricing date. The initial stock price and therefore the stock return for each basket stock and the basket return is subject to adjustment for certain corporate events affecting the basket stocks, which we describe in the related pricing supplement.

Final Stock Price:	For each basket stock, the closing price per share of such basket stock on the determination date.
Contingent Payment Debt instrument Comparable Yield:	TBD on Pricing Date
Indicative Secondary Pricing:	• Internet at: www.s-notes.com

• Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00078UV49 ISIN Code: US00078UV497
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	December 3, 2007 up to and including December 21, 2007
Pricing Date:	December 24, 2007, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	December 28, 2007
Determination Date:	December 22, 2009, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	December 28, 2009 (24 months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are non-interest paying senior notes issued by us ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V.  The Securities have a maturity of twenty four months. The Securities combine certain features of debt and equity by providing for the payment at maturity of 100% of the principal plus an additional amount equal to the capped percentage increase, if any, of the Underlying Basket during the life of the Securities.  The payment at maturity will be limited because the percentage increase of the Underlying Basket calculated as of the determination date is capped, on a per share basis, at 16.50% of the appreciation of each basket stock. The Securities have a minimum return amount of $1,000 per $1,000 principal amount of Securities.

What will I receive at maturity of the Securities?

For each $1,000 principal amount of the Securities, at maturity:

If the basket return is positive, we will pay you an amount in cash equal to the sum of $1,000 + ($1000 x basket return).

If the basket return is zero or negative, we will pay you $1,000.

If the basket return is zero or negative you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

How is the basket return calculated?

The basket return will be equal to the sum of the capped stock returns for each of the 10 basket stocks times the weight of each basket stock.  The weight of each basket stock is .10 or 10%.

What is the stock return and the capped stock return and how are they calculated?

The stock return, which is calculated for each basket stock, is the percentage change in the price per share of such basket stock from the pricing date when the initial price is set to the determination date when the final price is determined. The stock return is calculated as follows:

Final Stock Price – Initial Stock Price
Initial Stock Price

The capped stock return is the lesser of (i) the stock return with respect to the relevant basket stock and (ii) 16.50%. The 16.50% represents a cap on the appreciation of the basket stock during the term of the Securities.

Because of the cap, even if the price of a basket stock appreciates more than 16.50%, the stock return for such basket stock can never exceed 16.50%.

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $1,000 per $1,000 principal amount of Securities, regardless of the basket return on the Underlying Basket on the determination date.  However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $1,000 for each $1,000 principal amount of Securities.  There may be little or no secondary market for the Securities.  Accordingly, you should be willing to hold your Securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Basket?

Example 1: If, for example, the stock returns on 4 of the 10 basket stocks are each .10, the stock returns on 3 of the 10 basket stocks are each .18, the stock returns on 2 of the 10 basket stocks are each .15, the stock return on 1 of the 10 basket stocks is -.15 and the corresponding capped stock returns are .10 for each of 4 basket stocks, .165 for each of 3 basket stocks, .15 for each of 2 basket stocks, -.15 for the remaining basket stock, the basket return would be calculated as:

 ((.10 x .10) x 4) + ((.165 x .10) x 3) + ((.165 x .10) x 2) + ((-.15 x .10) x 1)  = .1045 or 10.45%

Because the basket return is positive, at maturity, we would pay you:

$1000 + ($1,000 x .1045) = $1104.50

Accordingly, at maturity, you would receive a total payment of $1,104.50 for each $1,000 principal amount of the Securities. In this case, the Underlying Basket increased by a weighted average of 10.90% over the life of the Securities. Because the stock return on each basket stock is capped at 16.50%, the increase in the Underlying Basket is 10.45% and you would have received a 10.45% return on your initial principal investment. Your return is less than the actual increase in the Underlying Basket because the stock return on each basket stock is capped at 16.50%.

Example 2:  If, for example, the stock returns on 4 of the 10 basket stocks are each .10, the stock returns on 3 of the 10 basket stocks are each .15, the stock returns on 2 of the 10 basket stocks are each .20, the stock return on the remaining stock of the 10 basket stocks is .25 and the corresponding capped stock returns are .10 for each of 4 basket stocks, .15 for each of 3 basket stocks, .165 for each of 2 basket stocks, and .165 for the remaining basket stock, the basket return would be calculated as:

((.10 x .10) x 4)  + ((.15 x .10) x 3)  + ((.165 x .10) x 2) + ((.165 x .10) x 1) = .1345 or 13.45%

Because the basket return is positive, at maturity, we would pay you:

$1000 + ($1,000 x .1345) = $1134.50

Accordingly, at maturity, you would receive a total payment of $1134.50 for each $1,000 principal amount of the Securities. In this case, the Underlying Basket increased by a weighted average of 15% over the life of the Securities. Because the stock return on each basket stock is capped at 16.50%, the increase in the Underlying Basket is 13.45% and you would have received a 13.45% return on your initial principal investment.  Your return is less than the actual increase in the Underlying Basket because the stock return on each basket stock is capped at 16.50%.

Example 3: If, for example, the stock returns on 4 of the 10 basket stocks are each -.10, the stock returns on 3 of the 10 basket stocks are each -.20, the stock returns on 2 of the 10 basket stocks are each -.30, the stock returns on the remaining stock of the 10 basket stock is -.15.  These stock returns are not capped because the 16.50% cap does not apply to negative amounts.  Accordingly, the basket return would be calculated as:

(-.10 x .10 x 4) + (-.20 x .10 x 3)  + (-.30 x .10 x 2)  + (-.15 x .10 x 1) = -.175 or -17.5%

Because the basket return is negative, at maturity, we would pay you the sum of $1000.

Accordingly, at maturity, you would receive $1000 for each $1,000 principal amount of the Securities. In this case, the Underlying Basket decreased by 17.5% over the life of the Securities and you would not have lost any of your initial principal investment. You will not have received any return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

These examples are for illustrative purposes only.  It is not possible to predict the basket return of the Underlying Basket on the determination date.

Do I benefit from any appreciation in the Underlying Basket over the life of the Securities?

You benefit from any appreciation in the Underlying Basket, but your return in the event of such appreciation is capped at 16.50% of the stock return for each basket stock so you do not benefit from 100% of any appreciation in the Underlying Basket.

What if I have more questions?

You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent.  As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities.  Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest.  The rate of return, if any, will depend on the performance of the basket stocks comprising the Underlying Basket.  If the basket return of the Underlying Basket is zero or negative, you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the Underlying Basket, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Although the U.S. federal income tax treatment of the Securities is unclear, we intend to treat the Securities as "contingent payment debt instruments" for U.S. federal income tax purposes.  Assuming this characterization, U.S. taxable investors, regardless of their method of accounting, will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity.  In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

You should review the “Taxation” section in the related pricing supplement.  You should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement. Additionally, you are urged to consult your tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and your particular situation.

The Dow Jones 10 IndexSM Disclaimer

The Securities are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. (“Dow Jones”). Dow Jones makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly. Dow Jones’ only relationship to ABN AMRO Bank N.V. is in the licensing of certain trademarks and trade names of Dow Jones and of the Dow Jones 10 IndexSM which is determined, composed and calculated by Dow Jones without regard to ABN AMRO Bank N.V. or the Securities. Dow Jones has no obligation to take the needs of ABN AMRO Bank N.V. or the owners of the Securities into consideration in determining, composing or calculating the Dow Jones 10 IndexSM. Dow Jones is not responsible for and has not participated in the determination of the timing, prices, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Securities.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES 10 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ABN AMRO BANK N.V., OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES 10 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES 10 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ABN AMRO BANK N.V.